Filed Pursuant to Rule 424(b)(3)
File No. 333-156450
Prospectus Supplement No. 4
(to prospectus dated October 1, 2009, as supplemented
on October 12, 2009, November 18, 2009 and November 25, 2009)

3,710,825 SHARES

COMMON STOCK

This prospectus supplement supplements information contained in the prospectus dated October 1, 2009, as supplemented on October 12, 2009, November 18, 2009 and November 25, 2009, referred to as the “prospectus,” relating to the resale by selling security holders of up to 3,710,825 shares of our common stock, $.0001 par value, issuable upon the exercise of warrants issued in connection with financing transactions.  You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The statements contained in this prospectus supplement are deemed to be made throughout the prospectus and shall modify or supersede any conflicting statements contained in the prospectus, in each case to the extent applicable.

Investment in our securities involves a high degree of risk.  See “Risk Factors” set forth in the prospectus for a discussion of risks that you should consider prior to investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is January 7, 2010.

On November 18, 2008, AICCO, Inc., referred to as AICCO, filed a complaint in the Court of Common Pleas of Bucks County, Pennsylvania alleging that we breached the terms of a certain premium finance agreement among AICCO and us, pursuant to which AICCO agreed to finance premiums of certain insurance policies we procured, referred to as the AICCO litigation.

On December 23, 2009, we entered into a Settlement Agreement and Release with AICCO, referred to as the settlement agreement.  Pursuant to the settlement agreement, we agreed to pay AICCO an aggregate amount of $190,000 in full and final settlement of all claims between us and AICCO relating to the AICCO litigation.  We agreed to pay such amount as follows: (i) four monthly installment payments of $15,000, the first of which was paid on December 29, 2009, and will continue on the 15th day of each month thereafter, including March 15, 2010, followed by (ii) 12 monthly installment payments of $10,833, commencing on April 15, 2010.

In the event we fail to make any payment due under the settlement agreement, after AICCO provides us with prior written notice and five days’ opportunity to cure, judgment may be entered against us in the amount of approximately $195,330, together with an interest rate of 6% per annum accruing as of the date the missed payment was due, plus costs and attorney’s fees associated with the entry and execution of such judgment, less any amounts paid under the settlement agreement.  Accordingly, on December 23, 2009, we executed a Judgment Note in favor of AICCO providing for such judgment payment.